UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

DemandTec, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

24802R 50 6

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 24802R 50 6		13 G

1	Name of Reporting Persons Daniel R. Fishback

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,359,975(1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,359,975(1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,359,975(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 3.9%(1)(2)

12	Type of Reporting Person (See Instructions) IN

(1)           Represents 50,018 shares held by the Annie Fishback Separate Share Irrevocable Trust, 50,018 shares held by the Megan Fishback Separate Share Irrevocable Trust, 135,489 shares held by the Fishback Family Revocable Trust u/d/t March 5, 2001 and 1,124,450 shares of common stock issuable upon the settlement of vested restricted stock units and upon the exercise of options exercisable within 60 days of December 31, 2011.

(2)           Assumes the exercise of all such reporting person’s options to purchase shares of Common stock that are exercisable within 60 days of December 31, 2011.

CUSIP No. 24802R 50 6	13 G

Item 1.
	(a)	Name of Issuer: DemandTec, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: One Franklin Parkway Building 910 San Mateo, CA 94403

Item 2.
	(a)	Name of Person Filing: Daniel R. Fishback
	(b)	Address of Principal Business Office or, if none, Residence: c/o One Franklin Parkway Building 910 San Mateo, CA 94403
	(c)	Citizenship: United States
	(d)	Title of Class of Securities: Common Stock; $0.001 par value per share
	(e)	CUSIP Number: 24802R 50 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

CUSIP No. 24802R 50 6	13 G

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

1,359,975, which represents 50,018 shares held by the Annie Fishback Separate Share Irrevocable Trust, 50,018 shares held by the Megan Fishback Separate Share Irrevocable Trust, 135,489 shares held by the Fishback Family Revocable Trust u/d/t March 5, 2001 and 1,124,450 shares of common stock issuable upon the settlement of vested restricted stock units and upon the exercise of options exercisable within 60 days of December 31, 2011.

(b) Percent of class: 3.9%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,359,975
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 1,359,975
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

CUSIP No. 24802R 50 6	13 G

Item 10.	Certifications.
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2012
Date

/s/ Daniel R. Fishback
Daniel R. Fishback